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Annual Statement as to Compliance For the Calendar Year 2017

Morgan Stanley Bank of America Merrill Lynch Trust, Series 2015-C21

Pursuant to Section 3.01 (13.9) of the Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i.                    A review of the activities and performance of Berkadia as Subservicer during the calendar year has been made under my supervision.

ii.                 To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the calendar year and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2018

Inv. 138 Lib. N